Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Tennessee Community Bank Holdings, Inc.
(Commission File No. 001-37391)

[DATE]
[CUSTOMER NAME]
[ADDRESS]
[CITY, STATE, ZIP]
Dear Customer:
RE:	MERGER WITH RELIANT BANK

Community Bank & Trust has entered into a definitive agreement to merge with Reliant Bank. This decision is strategic with anticipated long-term benefits — for you, our shareholders, and our employees.
Reliant Bank is a growing, locally headquartered and independent bank whose success is founded on the principle of cultivating strong relationships. Very similar to our bank, Reliant’s culture thrives on positive experiences. Its mission, to inspire and empower employees, deliver exceptional customer experiences and give back to the community through involvement and outreach, also complements ours.
Just like Community Bank & Trust, Reliant Bank believes banking is a people business, and they are committed to providing quality financial products at exceptional value, personal customer service and the same level of local community involvement you expect. By merging into Reliant, we position ourselves for continued growth and the prospect of greater market share across a broader footprint.
With its stability, size and extensive branch network throughout Middle Tennessee, Reliant is a tremendous solution for our customers. This merger will allow us to leverage our collective financial strength to further expand our product offerings and technology solutions, while remaining actively involved in our communities.
I am excited about our growth opportunities because I believe combining our bank with Reliant will enhance an already strong capital base, increase our lending capacity and extend our branch network. We plan to align our resources through this transaction and leverage our collective strength to further expand services and accessibility.
We currently expect to complete the merger in the first quarter of 2020, subject to regulatory approval, shareholder approval and other customary closing conditions. After the legal close, we will begin operating as Reliant Bank.
As we work toward the closing date for the merger, we ask for your support and pledge to keep you informed of steps along the way. With that intent, we are providing a marketing brochure with this letter that includes frequently asked questions and answers. As always, you are welcome to stop by one of our offices, have a cup of coffee and let us know your questions as we continue to meet your financial needs.
Sincerely,
COMMUNITY BANK & TRUST
Debbie C. Small
President & CEO
Enclosure

Frequently Asked Questions

Community Bank & Trust has entered into a definitive agreement to merge with Reliant Bank.

This decision is strategic with anticipated long-term benefits — for shareholders, customers, communities and employees. The merger with Reliant Bank will allow us to increase shareholder value while continuing to provide personal customer service with local community involvement.

Just like Community Bank & Trust, Reliant Bank believes banking is a people business, and they are committed to providing quality financial products and services to you at exceptional value. By merging into Reliant, we position ourselves for continued growth and the prospect of greater market share across a broader footprint. We also believe that our partnership will provide an opportunity to retain our reputation as a premier community financial institution.

As we work toward the closing date for the merger, we ask for your support and pledge to keep you informed of steps along the way. We believe Reliant Bank is an excellent fit for our customers, employees and shareholders. This transition will allow us to leverage our collective financial strength to further expand our product offerings and technology solutions, while remaining actively involved in our communities.

For your convenience and information, we are including answers to frequently asked questions. As always, you are welcome to stop by one of our offices, have a cup of coffee and let us know your questions as we continue to meet your financial needs.

Q. Why did Community Bank & Trust decide to merge with Reliant Bank?

A. Larger-scale organizations have a competitive advantage. Our markets fit nicely together and will allow customers to transact business at more locations, and we strongly believe the merger will create value for shareholders, customers, employees and the communities in which we serve by combining two cultures that reflect a tradition of superior customer service at all levels.

Q. Who is Reliant Bank?

A. Reliant Bank is a $1.8 billion, full-service, predominantly locally owned and operated banking organization where service to customers and community come first. Reliant is dedicated to the growth and progression of its communities, and the bank's emphasis on creating an incredible customer experience has allowed it to become a full-service commercial bank offering a variety of deposit, lending and mortgage products to business and consumer customers.

Giving back to its communities through involvement and outreach is an integral part of the bank's purpose, and the Reliant promise remains its foundation — to grow a community of friends – one relationship at a time.

DeVan Ard, Jr. is the Chairman, President and CEO of Reliant Bancorp and Reliant Bank. Upon completion of the merger and with his guidance, we intend to continue to develop a strong suite of competitive products, expand our branch network and build a solid capital base that supports large lending relationships.

Q. How does this affect my accounts?

A. At this time, there are no changes to your Community Bank & Trust accounts.

- The interest rates you earn on your checking, savings and money market deposit accounts will continue to be subject to change due to market conditions.
- Your certificates of deposit (CDs) and individual retirement accounts (IRAs) will earn their current interest rates until they mature.
- You will continue to make loan payments just as you do today.
- Direct deposits and automatic payments will continue just the same.
- Any updates or changes impacting accounts will be communicated to you as we move through the merger and conversion processes.

Q. How will this affect the employees?

A. The merger will present opportunities for growth and advancement of strong and diverse employees. Reliant and Community Bank & Trust share similar values and cultures, and both banks are committed to ensuring a seamless transition for employees and customers alike.

Q. What happens to my branch?

A. It is business as usual at all branch locations. You will continue to see the same friendly employees and receive the same excellent service you expect.

Q. How many branches does Reliant Bank have?

A. Reliant currently has 17 locations in Middle Tennessee and Chattanooga. For Reliant Bank branch addresses and hours, visit reliantbank.com.

Q. Can I use Reliant Bank branches now?

A. Not yet. We will let you know when you can begin taking advantage of all the conveniences Reliant Bank offers.

Q. Does ownership remain local?

A.Yes. Middle Tennessee-based shareholders will continue to own a meaningful percentage of the combined company's stock after the merger is complete.

Q. Is Reliant Bank active in the community?

A. ***Absolutely!*** Reliant Bank is passionate about the communities it serves. You will find Reliant associates at local events from charity golf tournaments to fashion shows and everything in between. Additionally, Reliant gives back to its local communities through involvement and outreach with its Personal Enrichment Program (PEP). PEP allows employees to use paid time off for volunteer activities performed during normal work days. This program enriches lives and the communities in which Reliant serves.

Q. How do I learn more about the merger?

A. Additional details about the merger and for current news and updates throughout the merger process visit the websites of both banks: communitybankandtrustonline.com and reliantbank.com.

Q. If I have questions, who do I call?

A. Contact Community Bank and Trust just as you have in the past. We appreciate your business and look forward to meeting your financial needs long into the future.

CommunityBankAndTrustOnline.com

Community Bank & Trust is dedicated

to providing quality financial products

and services that add value to our community,

while maintaining family-like relationships

with our employees, customers and shareholders.

Community is one of our most important concepts.

Community Bank & Trust strongly believes in

inclusiveness, engagement, and giving through

a team effort within the communities we serve.

ASHLAND CITY

575 South Main Street / P.O. Box 427

Ashland City, TN 37015 / 615•792•0029

PEGRAM

704 Hwy 70 / P.O. Box 127

Pegram, TN 37143 / 615•673•7722

KINGSTON SPRINGS

101 W. Kingston Springs Rd / P.O. Box 340

Kingston Springs, TN 37082 / 615•952•9292

PLEASANT VIEW

2566 Hwy 49 East / P.O. Box 280

Pleasant View, TN 37146 / 615•746•6363

SPRINGFIELD

3564 Tom Austin Hwy

Springfield, TN 37172 / 615•382•6996

Forward Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "anticipate," "expect," "may," "assume," "should," "predict," "could," "would," "intend," "targets," "estimates," "projects," "plans," and "potential," and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the "Transaction"), the benefits of the Transaction to Reliant Bancorp, Inc. ("Reliant"),Tennessee Community Bank Holdings, Inc. ("TCB Holdings"), and their respective shareholders, Reliant's future financial and operating results (including the anticipated impact of the Transaction on Reliant's earnings per share and tangible book value), and Reliant's plans, objectives, and intentions. All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transaction may not be realized or take longer than anticipated to be realized, (2) the parties' ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transaction, (3) the effect of the announcement and pendency of the Transaction on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant's common stock, (4) the risk that the parties' businesses and operations cannot be successfully integrated or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (6) the amount of costs, fees, expenses, and charges related to the Transaction, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transaction, (8) reputational risk associated with and the reaction of the parties' customers, suppliers, employees, or other business partners to the Transaction, (9) the failure of any of the conditions to the closing of the Transaction to be satisfied, or any unexpected delay in closing the Transaction, (10) the dilution caused by Reliant's issuance of additional shares of its common stock in the Transaction, and (11) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's website at www.sec.gov. Reliant and TCB Holdings believe the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant and TCB Holdings disclaim any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise. Additional Information about the Transaction and Where to Find It

In connection with the Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to TCB Holdings' shareholders in connection with the Transaction. The registration statement will include a proxy statement of TCB Holdings and prospectus of Reliant and other relevant materials pertaining to the Transaction. The proxy statement/prospectus will be sent to TCB Holdings' shareholders in connection with seeking the required shareholder approval(s) for the Transaction). INVESTORS AND SECURITY HOLDERS OF RELIANT AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, TCB HOLDINGS, AND THE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020. This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation Reliant, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings' shareholders in connection with the Transaction. Certain information about the directors and executive officers of Reliant and TCB Holdings will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant's definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.

COMMUNITY Bank & Trust


We Are
Growing!

- Same Faces and Great Service
- Same Active Involvement in our Communities
- New Name and Expanded Products
- More Locations and Better Resources

Community Bank and Trust is joining Reliant Bank. Our mission is continued delivery of exceptional customer experiences and giving back to our local communities through involvement and outreach.

Rely on us for the same *hometown* banking you know and trust!

Reliant Bank

GROW TOGETHER

MEMBER FDIC

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CommunityBankAndTrustOnline.com